Inter Parfums, Inc.
551 Fifth Avenue
New York, NY 10176

October 10, 2008

United States
Securities and Exchange Commission
Washington, D.C. 20549-7010
Att.: Ms. Celia Blye, Chief
Office of Global Security Risk

Re:	Form 10-K for the fiscal year ended December 31, 2007
Filed March 11, 2008
Form 10-Q for the quarter ended March 31, 2008
Filed August 11, 2008
File No. 0-16469

Ladies and Gentlemen:

This letter is written in response to the letter dated September 26, 2008 of Ms. Celia Blye, Chief, Office of Global Security Risk, addressed to Mr. Jean Madar, the Chief Executive Officer of Inter Parfums, Inc.. We have reproduced the comments from such letter, and our responses follow each of such comments.

Background

When we refer to Inter Parfums, Inc. or the “Company,” we refer to the parent United States corporation organized under the laws of the State of Delaware in May 1985, which has its common stock listed on The Nasdaq Global Select Market under the trading symbol “IPAR”.

When we refer to Inter Parfums, S.A., we refer to the Company’s indirect, majority-owned French subsidiary. Approximately 25% of the common shares of Inter Parfums S.A. are traded on the Euronext Exchange.

The Company operates in the fragrance business and manufactures, markets and distributes a wide array of fragrances and fragrance related products, and its business is managed in two segments, European based operations and United States based operations. Prestige fragrance products are produced and marketed by European operations through Inter Parfums, S.A. primarily under license agreements with brand owners, such as Burberry, Paul Smith, S.T. Dupont, Christian Lacroix, Quiksilver/Roxy and Van Cleef & Arpels, or brands owned by Inter Parfums, S.A., such as Lanvin and Nickel. Prestige fragrance products are distributed by European operations in over 120 countries around the world and represented approximately 85% of net sales for 2007.

United States operations market specialty retail and mass-market fragrance and fragrance related products, which represented 15% of sales for the year ended December 31, 2007. These fragrance products are sold under trademarks owned by wholly-owned domestic subsidiaries or pursuant to license or other agreements with the owners of the Gap, Banana Republic, New York & Company, Brooks Brothers and Jordache trademarks. During 2008 a similar agreement was signed with bebe stores.

Comment from letter dated September 26, 2008 of Ms. Celia Blye,
  Chief, Office of Global Security Risk:

General

1. You disclose in Exhibit 10.134 to your Form 10-Q that Farkish is your currently approved distributor in Iran, which is a country identified by the State Department as a state sponsor of terrorism, and subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not include disclosure regarding your contacts with Iran. Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran, whether through direct or indirect arrangements. Your response should describe in reasonable detail any products or services you have provided to Iran, and any agreements, commercial arrangements, or other contacts you have had with the government of Iran or entities controlled by that government.

Company response:

United States operations do not sell any products or provide any services to Iran, directly or indirectly through one or more intermediaries. Further, neither United States operations nor European operations export any United States products to Iran, directly or indirectly through one or more intermediaries. Further still, neither United States operations nor European operations have any arrangement, agreement, understanding or contact with the Iranian government, or to the best of our knowledge, any entities controlled by the Iranian government. Accordingly, the Company believes it is acting in good faith and not violating any United States regulations imposing economic sanctions or export controls relating to Iran.

The nature and extent of the contacts that the Company has with Iran relate solely to the French subsidiary, Inter Parfums, S.A., which sells and distributes prestige fragrance products under the brand names set forth above to one distributor in Iran, Farkish Co. (“Farkish”). Farkish is not an affiliate of the Company.

As stated above, Inter Parfums, S.A. is the world-wide licensee of several prestige brand names. Although Inter Parfums, S.A. does not have any formal written agreement with Farkish, it has been selling a relatively immaterial amount of brand name prestige fragrance products to Farkish for several years in arms’ length transactions. However, as will be discussed below, it is the Company’s intent to cease the sale of all products to Farkish by December 31, 2008, and not to sell products to any other potential Iranian customers for as long as Iran is identified by the U.S. State Department as a state sponsor of terrorism.

Comment from letter dated September 26, 2008 of Ms. Celia Blye,
  Chief, Office of Global Security Risk:

2. Please discuss the materiality of any contacts with Iran described in response to the foregoing comment, and whether those contacts would constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and any subsequent period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you may be aware, various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsor of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have business contacts with Iran.

Company response:

We advise you that net sales to Farkish for the six (6) months ended June 30 2008, and the (3) fiscal years ended December 31, 2007, 2006 and 2005, accounted for approximately 0.14%, 0.20%, 0.20% and 0.22%, respectively, of net sales on a consolidated basis, and are clearly immaterial. Please see Schedule A, annexed hereto, which contains consolidated net sales, net sales to Farkish and the percent of net sales to Farkish as compared to consolidated net sales over such periods. As sales to Farkish are immaterial, we do not believe that the loss of such sales in their entirety would have any impact on our consolidated results of operations. In addition, we advise you that the Company has no material assets or liabilities associated with this limited sales activity. Accordingly, we do not believe that the contacts with Farkish as set forth above would constitute a material investment risk to our shareholders.

That being said, although we in no way condone, and do in fact condemn the activities of state sponsored terrorists, we do not believe that an immaterial amount of sales of prestige fragrance products to one distributor in Iran by the Company’s French subsidiary would negatively impact the Company’s corporate reputation. However, we do not know, and cannot predict, whether some of our shareholders either have adopted, or will in the future adopt, divestiture programs or similar initiatives for companies doing business, however immaterial, with Iran. Further, we cannot predict with any reasonable certainty the possible effect upon shareholder value should such divestiture programs or similar initiatives exist or be adopted. Accordingly, we have determined that it would be in the best interest of the Company to cease doing further business in Iran for as long as Iran is identified by the U.S. State Department as a state sponsor of terrorism, and we intend to terminate the relationship with Farkish by December 31, 2008.

As requested, we acknowledge the following:

●    The company is responsible for the adequacy and accuracy of the disclosure in its filings;

●    The staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

●    The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I trust that this adequately addresses your questions. However, if further information is required, please feel free to contact the undersigned.

Very truly yours,

Russell Greenberg,
Executive Vice President
and Chief financial Officer

cc.: Mr. Pradip Bhaumik, Attorney-Advisor

Schedule A

	6 months Ended	Years Ended December 31
(In thousands except percentage data)	June 30, 2008	2007	2006	2005

Consolidated Net Sales	$222,241	$389,560	$321,054	$273,533
Net Sales to Farkish	318	784	641	606
Net Sales to Farkish as a Percentage of Consolidated Net Sales	0.14%	0.20%	0.20%	0.22%